UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 11, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pinnacle Airlines Corp.

File No. 001-31898 - CF# 24264

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Pinnacle Airlines Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 3, 2009.

Based on representations by Pinnacle Airlines Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.77	through July 29, 2012
Exhibit 10.78	through August 21, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief – Legal